Filed by Vivid Seats Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Horizon Acquisition Corporation

Commission File No.: 001-39465

Public Company FAQs

1.	What has Vivid Seats announced?

•	Vivid Seats announced that it will become a publicly-traded company. We are doing this by combining with a special purpose acquisition company (SPAC) named Horizon Acquisition Corp.

2.	Who are the new investors in Vivid Seats?

•	Horizon Acquisition Corporation is a special purpose acquisition company (SPAC). SPACs are public entities designed to identify high-quality companies with high growth potential and introduce them to the public markets. The existing public stockholders of Horizon Acquisition Corporation will become Vivid Seats stockholders upon the closing of the proposed transaction.

•	There are also a number of other investors participating in the transaction, as described in the press release addressing the announcement and as will be detailed in the proxy statement to be filed in the future.

3.	How is this different from a traditional IPO?

•	Going public through a SPAC is similar to a traditional IPO, in that, at the close of the transaction, the company will be listed publicly under a new ticker symbol that we will communicate once finalized. In fact, going public with a SPAC may enable us to enter the public markets faster than a traditional IPO would.

•	Vivid Seats chose Horizon Acquisition Corporation as our partner due to the team’s extensive operational expertise and commitment to supporting its partner companies as they transition from a privately-held entity into a publicly-traded company.

4.	What does it mean to be a “U.S. public company”?

•	To be a U.S. public company usually means that the company is permitted to offer its securities for sale to the general public, typically through an exchange, which we will announce once finalized.

Highly Confidential	1

5.	What is the reason or benefit(s) for going public?

•	Becoming a public company provides Vivid Seats with a number of benefits, including:

Greater access to capital through public markets,

Improved awareness and brand recognition; and,

Enhanced credibility that comes with being a publicly listed company.

•	Given our ability to positively position the business on a new trajectory coming out of 2020, an accelerated path to being a public company quickly became ideal. Through this transition to the public markets our long-term strategies and focus on our day-to-day operations will be unchanged. We are proud of what we’ve built, and we will continue to operate in a business-as-usual manner once Vivid Seats becomes a public company.

6.	Will our company name change?

•	We will still be called Vivid Seats.

7.	Will our company website change?

•	Our company website will stay the same.

8.	Can I buy stock in Vivid Seats?

•	Once we go public, you will be able to purchase shares in Vivid Seats on the open market. Please know, there will be certain restrictions, including “blackout” periods where stock cannot be bought or sold (typically, when we are in the process of reporting our quarterly results).

9.	Has Vivid Seats’ management committed to stay on after the transaction is complete?

•	Yes. After the transaction closes, Stan Chia will continue to serve as Vivid Seats’ Chief Executive Officer and the company will continue to be led by its existing management team. Also, Todd L. Boehy, CEO, CFO, and Director of Horizon, will join the Vivid Seats Board of Directors.

Business & Strategy FAQs

10.	How will becoming a public company affect the business?

•	Becoming a public company primarily relates to our capital structure and will have limited impact on our day-to-day operations, which is why it is important to remain focused on what we do every day for all of our stakeholders across the ticketing ecosystem.

•	The primary difference will be our new status and the duties that come with being a public company. Our management team will remain the same and we will establish a new board of directors. And, of course, our commitment to our employees, customers, and customers remains steadfast.

•	However, to facilitate compliance with laws regarding insider trading, access to some financial information will be restricted more than it has been in the past. Please see the “Insider Trading” section below for more information on buying and selling Vivid Seats securities.

11.	What are the legal implications of this transaction to customers?

•	Vivid Seats will continue to provide the same top quality service that our customers have come to expect from us.

Employee FAQs

12.	How does going public affect me as an employee?

•	Depending on your function, going public may have little impact on your day-to-day responsibilities. However, as a public company, there are strict rules that dictate how Vivid Seats is permitted to speak about itself and its business endeavors publicly. Therefore, is it critical that no employee speak on behalf of the company to the media or other stakeholders about the company’s financials, upcoming deals, or make any forward-looking statements relating to future business conditions.

13.	Will there be a job for me once Vivid Seats is publicly-traded?

•	There are no expected staffing changes as a result of becoming a publicly-traded company. Instead, we expect the transaction will create new opportunities for employee advancement across the company.

14.	Will my role and responsibilities change?

•	Depending on your function, the majority of roles and responsibilities will not change as a result of going public. As we grow, we will have greater capital to deploy to invest in our people and technology, fund our growth, and our expansion.

15.	Will this affect the culture at Vivid Seats?

•	Becoming a public company will provide additional opportunities for our employees as they develop professionally and seek a progressive career path with Vivid Seats. We will continue to be the same great place to work that we’ve always been.

16.	How will my benefits be impacted?

•	Going public will not impact our current benefit plans. We will continue to review our offerings against the market as well as your utilization and feedback to drive changes that best fit your needs.

17.	Will I get stock?

•	As we go public, we plan to create vehicles that allow employees to become owners in Vivid Seats. As those plans are finalized, we will communicate updates expediently. Please reach out to your HRBP if you have any further questions.

18.	Who should I contact with questions about the transaction or being an employee of a public company?

•	If you have any questions about this transaction, please reach out to your senior leader. If you have received investor or media inquiries about the transaction, please refer them to Michael O'Neil (Michael.ONeil@vividseats.com).

External Communications as a Public Company

19.	What kind of disclosure must a U.S. public company provide?

•	The hallmark of a U.S. public company is its regular disclosure to the market of significant developments affecting its business and/or value of its securities. There are two general types of public disclosure obligations imposed on U.S. public companies. First, the company is obligated to file various periodic reports and statements with the U.S. Securities and Exchange Commission (SEC), all of which are available publicly. These reports and statements require the company to disclose and discuss various types of information relating to the company. Second, the company is subject to certain continuing obligations to disclose on a timely basis material information concerning the company, (i.e., acquisitions, major contract outside our normal course of business, a new director, etc.).

20.	How will becoming public change the way Vivid Seats communicates?

•	We will still promote the business as we have done in the past. Additionally, following the end of every quarter, we will announce our financial results in a public forum. This process involves a press release detailing our financial results for the previous quarter and a business update if necessary or desirable (i.e., the company’s earnings release). This press release will be issued via a newswire service and will also be posted on our website. The press release will be followed by a conference call that will be open to the public, including employees and the investment community. Outside of the quarterly reporting process, we will communicate with investors, but must only discuss information that is contained in press releases, quarterly and annual SEC filings, and annual reports, proxies, investor presentations, and other publicly issued information.

21.	Where can I find Vivid Seats’ SEC filings?

•	Once we are a SEC registrant, filings can be found on the SEC’s website at www.sec.gov. In addition, certain of these filings can be found on Vivid Seats’ website under the investor relations tab.

22.	Who are the spokespeople for Vivid Seats?

•	Please do not speak to members of the media about Vivid Seats or comment publicly on the business. If you are contacted by a member of the media please notify Michael O'Neil Michael.ONeil@vividseats.com

23.	Can I comment on or discuss Vivid Seats’ performance or how the business is doing?

•	No. You may not discuss or comment externally on the financial or operational health of the business or how it impacts projects on which you are working.

24.	Can I discuss future plans, business and/or growth projections as it relates to work I do at Vivid Seats?

•	No. As a public company we will need to make sure that only specified persons discuss future plans or business projections about the company. Please do not discuss future plans or business projections externally.

25.	Customers are asking me questions about going public or about the health of our business, what should I tell them?

•	We are strictly limited in our ability to speak about the performance of the business. As we go through this process to become a public company, confidentiality is more important now than ever. Sharing confidential details can jeopardize the deal and create legal and regulatory trouble.

•	If your friends, family or business contacts want to discuss the transaction, please direct them to our press release. Here are additional word tracks:

i. “We’re really proud and excited about going public, however I don’t know anything about the process other than what has been publicly disclosed. I encourage you to go to our website and view our publicly available statements for more information on the business and our strategy.”

26.	Can I forward or repost internal memos?

•	No. Please do not forward to anyone or repost for public or private consumption any executive or internal memos, such as this document. We send these materials to you in an effort to offer as much transparency as possible to our employees, and we request that you respect the confidential nature of these communications.

27.	Can I post on social media about Vivid Seats?

•	Please be respectful and professional in all information and photos that you choose to upload from the workplace or associate in any way with Vivid Seats. Keep in mind the below restrictions: you cannot post any information related to topics including, but not limited to:

Vivid Seats’ financial performance (revenue, earnings, losses, etc.);

Confidential business and/or prospectus information;

A change in business-impacting trends;

A pending or prospective merger, acquisition or tender offer;

A pending or prospective contract or award;

The sale of significant assets, or a significant subsidiary; and Major changes in senior management.

•	Additionally, with respect to communications around the transaction, we encourage you to repost Vivid Seats’ social media posts on the transaction, and you may feel free to express your personal excitement. However, please do not draft your own commentary related to going public or our expectations as a public company, as it is important that all messaging on the subject is driven and directed by the company. Please see the social media policy provided for additional information.

Insider Trading

28.	What is Insider Trading?

•	The federal securities laws prohibit directors, officers, employees and others who are aware of material non-public information about a company from trading on that information. Disclosing material non-public information to others who then trade on it is also against the law, and both the person who discloses the information and the person who trades on it are liable. These illegal activities are commonly referred to as Insider Trading.

29.	What exactly is “material” non-public information?

•	Material non-public information is any information about a company that has not reached the general marketplace and that would be important to investors who are deciding whether to trade its securities. A few examples of non-public information that could be considered material include significant contracts, financial forecasts or earnings estimates, major management changes, proposed mergers, acquisitions, or dispositions, major litigation, securities offerings, stock splits, or repurchases of company securities.

30.	When is information considered “public”?

•	Information becomes public when it is generally available. For example, information becomes “public” after it has been disclosed in an SEC filing or announced via a press release that is carried by a major wire service. However, even after information becomes generally available, employees are encouraged to wait at least two (2) full trading days before considering it "public" for trading purposes.

31.	Do the restrictions on insider trading apply only to employees?

•	The law applies to officers, directors, employees, and agents of the company, as well as suppliers and consultants who have special access to such information. The law also applies to spouses, children, and anyone else in an employee's home. Anyone can be an insider if he/she is trading securities on material non-public information.

32.	I often talk about business with my spouse, that’s not a problem, is it? I only occasionally reveal non-public information, and my spouse knows not to tell anyone else.

•	This is a problem that could be costly for you and Vivid Seats. If your spouse were ever to use material non-public information given by you to buy or sell securities, both of you could be prosecuted for illegal insider trading. You could also be prosecuted if your spouse shares the information with someone else and that person buys or sells the company’s securities. You should not disclose any non-public information to anyone, including your spouse.

33.	I would never trade on inside information, but what if I give my dad a tip just before a big press release…can he get in trouble?

•	Yes. Legally, you cannot trade securities based on material non-public information if that information is obtained in the course of your employment. In addition, you cannot leak such information to others.

34.	What if I’m involved with a project at work performing due diligence on a potential company

(Company X), which we are likely to acquire or partner with. The transaction will cause Vivid Seats’ and Company X’s stock to increase substantially. I know I cannot trade on Vivid Seats’ stock, but can I trade Company X’s stock?

•	No. The prohibition against insider trading extends not only to trading in the company’s securities but also to the securities of any other organization with which we do business if the employee gains the information at work.

35.	These are a lot of rules. How will I ever know whether I can trade in Vivid Seats securities?

•	To assist you in analyzing any proposed trade, please contact tradingquestions@vividseats.com

Vivid Seats’ Social Media Guidelines

As with all public comments surrounding the announcement of a SPAC transaction, it is critical to stick with nonmaterial and/or publicly-available information (i.e., details of the press release, investor deck, script, etc.) when posting on social media. This is an exciting transaction for Vivid Seats that will help to fuel its growth, and we understand that Vivid Seats team members may want to share this information with their networks.

What follows are recommendations and guidelines for posting to social media, which cover both Vivid Seats and its employees.

DOS

•	Vivid Seats can share the press release across its social channels with a brief post summarizing the news.

•	Employees should feel free to share and like posts that are made by Vivid Seats on its Facebook, Twitter and LinkedIn accounts.

•	Both the company and its employees should feel comfortable conveying their excitement.

DON’TS

•	Do not speculate about the timing for the closing of any potential transaction or if such transactions will be successful, Vivid Seats’ financial results, product/service launces (unless specifically authorized to do so).

•	Do not share any non-public, material information (including information about new partnerships, financial information, operational information, outlooks on the business, or any other information that might impact the valuation of the stock).

•	Do not share any privileged communications (i.e., internal communications, emails with developers, etc.).

•	Do not comment on the stock price.

•	Do not talk about your own stock holdings of the company.

•	Do not comment about the state of the business.

•	Do not make any forward-looking comments or predictions.

•	Do not comment about the competition.

•	Do not share any confidential customer information.

IMPORTANT LEGAL INFORMATION

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, Horizon Acquisition Corporation (“Horizon”) and Vivid Seats, which will be the going-forward public company, intend to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a proxy statement/prospectus, and certain other related documents, to be used at the meeting of stockholders to approve the proposed business combination. INVESTORS AND SECURITY HOLDERS OF HORIZON ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VIVID SEATS, HORIZON AND THE BUSINESS COMBINATION. The proxy statement/prospectus will be mailed to shareholders of Horizon Acquisition Corporation as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain copies of the Registration Statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC's web site at www.sec.gov,or by directing a request to Horizon Acquisition Corporation, 600 Steamboat Road, Suite 200, Greenwich, CT 06830.

Participants in Solicitation

Horizon and its directors and executive officers may be deemed participants in the solicitation of proxies from Horizon’s members with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Horizon is contained in Horizon’s filings with the SEC, including Horizon’s annual Report on Form 10-K for the fiscal year ended December 31, 2020 (the “Annual Report”), which was filed with the SEC on March 31, 2021, and is available free of charge at the SEC's web site at www.sec.gov, or by directing a request to Horizon Acquisition Corporation, 600 Steamboat Road, Suite 200, Greenwich, CT 06830. Additional information regarding the interests of such participants will be set forth in the Registration Statement for the proposed business combination when available. Vivid Seats and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Horizon in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the Registration Statement for the proposed business combination when available.

No Offer or Solicitation

This document does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This document also does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements Legend

Certain statements made in this document are "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 with respect to the transaction between Vivid Seats and including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Vivid Seats and the markets in which it operates, and Vivid Seats’ projected future results. These forward-looking statements generally are identified by the words "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," “targets”, "may," "will," "should," “would,” “will be,” “will continue,” “will likely result,” "future," "propose," “strategy,” “opportunity” and variations of these words or similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or are not statements of historical matters are intended to identify forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, guarantees, assurances, predictions or definitive statements of fact or probability regarding future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Vivid Seats’ or Horizon’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the inability to complete the business combination in a timely manner or at all (including due to the failure to receive required shareholder approvals, or the failure of other closing conditions such as the satisfaction of the minimum trust account amount following redemptions by Horizon’s public stockholders and the receipt of certain governmental and regulatory approvals), which may adversely affect the price of Horizon’s securities; the inability of the business combination to be completed by Horizon’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Horizon; the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction; the inability to recognize the anticipated benefits of the proposed business combination; the inability to obtain or maintain the listing of Vivid Seats’ shares on a national exchange following the proposed business combination; costs related to the proposed business combination; the risk that the proposed business combination disrupts current plans and operations, business relationships or business generally as a result of the announcement and consummation of the proposed business combination; Vivid Seats’ ability to manage growth; Vivid Seats’ ability to execute its business plan and meet its projections; potential disruption in Vivid Seats’ employee retention as a result of the transaction; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving Vivid Seats or Horizon, including in relation to the transaction; changes in applicable laws or regulations and general economic and market conditions impacting demand for Vivid Seats or Horizon products and services, and in particular economic and market conditions in the live events industry in the markets in which Vivid Seats operates; and other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in Horizon’s other filings with the SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Vivid Seats and Horizon assume no obligation and do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Neither Vivid Seats nor Horizon gives any assurance that either Vivid Seats or Horizon will achieve its expectations.